SECURITIES AND EXCHANGE COMMISSION
                     Washington, D.C.   20549

                            FORM 11-K

            Annual Report Pursuant to Section 15(d) of
               the Securities Exchange Act of 1934

           For the fiscal year ended December 31, 1996
                   Commission File No. 33-46641

            ENERGEN CORPORATION EMPLOYEE SAVINGS PLAN
                     (Full title of the plan)

                       ENERGEN CORPORATION
                     2101 Sixth Avenue North
                    Birmingham, Alabama 35203





Required Information. The Plan is subject to the Employee Retirement Income Security Act of 1974 ("ERISA"). Therefore, in lieu of the requirements of Items 1-3 of Form 11-K, the financial statements and schedules of the Plan for the two fiscal years ended December 31, 1996 and 1995, which have been prepared in accordance with the financial reporting requirements of ERISA, and the consent of Coopers & Lybrand, are filed as a part of this annual report:

Signatures. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the Plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

ENERGEN CORPORATION EMPLOYEE SAVINGS PLAN


/s/ W. D. Self                               June 25, 1997
W. D. Self                                   Date
Chairman of Energen Benefits Committee and
Vice President - Human Resources and
Administration, Energen Corporation


/s/ G. C. Ketcham                            June 25, 1997
G. C. Ketcham                           Date
Member of Energen Benefits Committee and
Executive Vice President, CFO and Treasurer,
Energen Corporation

                CONSENT OF INDEPENDENT ACCOUNTANTS



We consent to the incorporation by reference in the registration statement on Form S-8 (file No. 33-46641) of our report dated June 9, 1997 on our audits of the financial statements and supplemental schedules of Energen Corporation Employee Savings Plan as of December 31, 1996 and 1995, and for the years then ended, which report is included in this Annual Report on Form 11-K.


/s/ COOPERS & LYBRAND L.L.P.

Birmingham, Alabama
June 25, 1997



            ENERGEN CORPORATION EMPLOYEE SAVINGS PLAN

         Financial Statements And Supplemental Schedules

          for the years ended December 31, 1996 and 1995




Energen Corporation Employee Savings Plan
Table of Contents

                                                                   Pages

Report of Independent Accountants                                    1

Financial Statements:
  Statements of Participants' Balances December 31, 1996 and 1995    2
  Statements of Changes in Participants' Balances
   for the years ended December 31, 1996 and 1995                    3

  Notes to Financial Statements                                    4 - 10

Supplemental Schedules:
  *Item 27a - Schedule of Assets Held for Investment Purposes
     as of December 31, 1996                                         11

  *Item 27d - Schedule of Reportable Transactions
     for the year ended December 31, 1996                         12 - 13





  * Refers to item number in Form 5500(Annual Return/Report of Employee Benefit Plan)for plan year ended December 31, 1996.
Report of Independent Accountants

To the Energen Benefits Committee
Energen Corporation Employee Savings Plan

We have audited the financial statements of the Energen Corporation Employee Savings Plan listed in the accompanying table of contents, as of December 31, 1996 and 1995, and for the years then ended. These financial statements are the responsibility of the Energen Benefits Committee. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Energen Corporation Employee Savings Plan as of December 31, 1996 and 1995, and the changes in participants' balances for the years then ended, in conformity with generally accepted accounting principles.

Our audits were made for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedules listed in the index on page 1 are presented for the purpose of additional analysis and are not a required part of the basic financial statements but are supplementary information required by the Department of Labor's Rules and Regulations for reporting and disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedules have been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.


/s/ COOPERS & LYBRAND L.L.P.

Birmingham, Alabama
June 9, 1997

Energen Corporation
Employee Savings Plan
Statements of Participants' Balances
December 31, 1996 and 1995

ASSETS                                     1996          1995
Investment in Energen Corporation
 common stock(cost $26,296,438 and
 $22,997,501 at December 31, 1996
 and 1995, respectively)                $40,347,108    $29,494,001
Other investments (cost $24,904,288
 and $21,140,606 at December 31,
 1996 and 1995, respectively)            29,533,539     23,985,641
Loans to participants                     4,213,494      3,681,119
Cash surrender value of life insurance       93,956         87,204
Employer contributions receivable           558,214        551,977
Employee contributions receivable           268,391        255,280
Interest, dividends, and other
 receivables                                 29,256         24,220

                                        $75,043,958    $58,079,442


              LIABILITIES AND PARTICIPANTS' BALANCES

Participants' balances                  $75,043,958    $58,079,442


The accompanying notes are an integral part of these financial statements.


Energen Corporation Employee Savings Plan
Statements of Changes in Participants' Balances for the years ended December 31, 1996 and 1995

                                                1996               1995
Additions:
  Employer contributions                $ 3,000,871    $2,969,517
  Employee contributions                  3,081,909     3,120,720
  Interest and dividend income            3,433,734     2,784,352
  Net appreciation in the fair value
    of investments                       10,523,358     5,767,839
  Increase (decrease) in cash
      surrender value                        14,078        (8,269)
  Other receipts                             71,962        34,440

                                         20,125,912    14,668,599
Deductions:
   Distributions to participants          3,152,095     3,589,138
  Insurance premiums                          7,326        11,260
  Fees and other distributions                1,975         1,700

                                          3,161,396     3,602,098

     Net increase                        16,964,516     11,066,501
Participants' balances:
   Beginning of year                     58,079,442     47,012,941
  End of year                           $75,043,958    $58,079,442



The accompanying notes are an integral part of these financial statements.

Energen Corporation Employee Savings Plan
Notes to Financial Statements


1.  Description of Plan

    General - The Energen Corporation Employee Savings Plan is a defined contribution plan covering substantially all employees of Energen Corporation, Alabama Gas Corporation, Taurus Exploration, Inc., Alagasco Pipeline Company, Taurus Exploration USA, Inc., EGN Services, Inc. and Basin Pipeline Corporation (collectively referred to as the Company).

    Employees are eligible to participate in the Plan after completing six months of service as defined in the Plan. Individual accounts are maintained for each participant in the Plan and are adjusted for allocation of assets purchased with the Company Employee Stock Ownership Plan (ESOP) contribution, employee contributions, Company matching contribution, and investment income. An administrative committee and a trustee are appointed by the Company to administer the Plan and trust, respectively. The Company generally absorbs the administrative expenses of the Plan.

    Contributions - Contributions to the Plan consist of employee elective contributions, Company matching and ESOP contributions, and rollover contributions. Employee elective contributions, if any, are made in an amount equal to any whole percentage of the employee's compensation, generally not to exceed 15% thereof and not less than 2% thereof. Company matching contributions are presently being funded at the end of each month. This contribution is currently 50% of each employee's elective contribution up to 6% of the employee's compensation, such contribution level being at the discretion of the board of directors of the Company. Contributions by highly compensated employees are subject to certain limitations as prescribed by the Plan.

    Company ESOP contributions are presently being funded each quarter and are at the discretion of the board of directors. The formula used to allocate the ESOP contribution is determined annually. Current contribution levels range from 2.25% to 7% of the employee's annual compensation, based on the employee's age. The amount of forfeited nonvested accounts at December 31, 1996 was approximately $14,000 and was held primarily in the Vanguard Money Market Reserve-Prime Portfolio account. The Company plans to use all of this amount to reduce its future contributions to the Plan.

    Vesting - Each participant has a fully vested and nonforfeitable right in any elective and rollover contributions and earnings thereon. A participant's matching and ESOP contribution accounts become fully vested upon the earlier of normal retirement, disability, death, termination of the Plan, three years of service as a plan member, or five years of service.

Energen Corporation Employee Savings Plan
Notes to Financial Statements (continued)


     Individual Accounts - Each participant has an individual account which is divided into an elective contribution account, a matching contribution account, an ESOP contribution account, and a rollover account. Purchases of stock are allocated to individual participants' elective, matching, and ESOP accounts as set forth in the Plan. Stock purchased with the Company matching contributions is allocated based on the ratio of a participant's compensation, as defined in the Plan, for the plan year to total compensation of all such participants for the plan year. Stock purchased with cash dividends or with the proceeds of other distributions from the Plan's assets and stock received in kind by the trustee as a stock split, dividend, or other distribution of stock so held is allocated based on the ratio of a participant's account balance to the total account balances of all participants as of the record dates of the dividend or distribution.
     Cash  dividends  attributable  to  shares  which   have  not  yet  been
     allocated to individual participants' accounts shall be used to purchase shares for allocation in the same manner that shares purchased with the Company matching contributions are allocated.

     Investments - As of December 31, 1996, participants may elect one of fourteen options: The Vanguard Money Market Reserves - Prime Portfolio, a money market fund with a portfolio of high quality money market instruments that mature in one year or less; the Vanguard/Wellington Fund, a balanced fund which invests in bonds and common stocks; the Vanguard Index Trust - 500 Portfolio, a growth and income fund that invests in all of the stocks included in the Standard and Poor's 500 Index in approximately the same proportions as they are represented in the S&P 500 Index; the Vanguard/Windsor II, a growth and income fund which invests in common stocks; the Vanguard/Morgan Growth Fund, a growth fund which invests in a portfolio of common stocks; the Vanguard International Growth Portfolio, a growth fund which invests in the common stocks of companies based outside of the United States; the Vanguard Fixed Income Securities Fund - Long-Term Corporate Portfolio, an income fund which invests in a diversified portfolio of long-term investment-grade bonds; the Energen Stock Fund, which invests exclusively in the stock of Energen Corporation; the Vanguard Fixed Income Securities Fund - Intermediate-Term Corporate Portfolio, an income fund which invests in corporate bonds, U.S. Treasury and Government agency securities that mature in five to twelve years; the Vanguard Index Trust - Small Capitalization Stock Portfolio, an aggressive growth stock fund which invests in stocks from the Russell 2000 Index and is constructed so that, in the aggregate, the Portfolio's industry capitalization and fundamental characteristics resemble those of the Russell 2000; the Vanguard Life Strategy Funds - Growth Portfolio, Vanguard Life Strategy Funds - Moderate Growth Portfolio, Vanguard Life Strategy Funds - Conservative Growth Portfolio, and Vanguard Life Strategy Funds - The Income Portfolio, funds which invest in carefully selected portfolios of Vanguard Mutual Funds.

Prior to December 31, 1986, there was a life insurance option available to participants of the Plan. No new contracts may be purchased under this option; however, participants that were enrolled in this option may still contribute to this fund which invests in universal life insurance policies. The number of employees participating in each option as of December 31, 1996 and 1995 is as follows:

                                                  1996    1995

    Vanguard Money Market Reserves - Prime
         Portfolio                                941     1014

    Vanguard Fixed Income Securities Fund -
      Long-Term Corporate Portfolio               284     290

    Vanguard/Wellington Fund                      625     610

    Vanguard Index Trust - 500 Portfolio          836     804

    Vanguard/Windsor II                           477     401

    Vanguard/Morgan Growth Fund                   547     511

    Vanguard International Growth Portfolio       357     343

    Energen Stock Fund                            1519    1533

    Insurance                                     39      21

    Loan Fund                                     646     630

    Vanguard Index Small Capitalization
         Stock Portfolio                          55      32

    Vanguard Life Strategy Funds - The
         Income Portfolio                         6       3

    Vanguard Life Strategy Funds -
      Conservative Growth Portfolio               18      11

    Vanguard Fixed Income Securities Fund -
      Intermediate Term Corporate Portfolio       19      9

    Vanguard Life Strategy Funds -
      Moderate Growth Portfolio                   37      17

    Vanguard Life Strategy Funds - Growth
       Portfolio                                  39      21

    Loans - Participants may borrow from their vested individual accounts up to amounts prescribed in the Plan. The interest rates on these loans at December 31, 1996 ranged from 9.50% to 10.00%.

    Termination of the Plan - While the Company has not expressed any intent to terminate the Plan or suspend contributions, it may do so at any time and for any reason. In the event of termination, the committee may, with the Company's approval either (1) continue the Trust Fund either through the exist-ing trust agreement or through successor funding media or (2) terminate the Trust Fund, pay all expenses, and direct the payment of benefits, either in the form of lump-sum distributions, transfer to another qualified plan, or any form selected by the committee. Any assets attributable to unallocated financed shares that remain after all vested account balances under the Plan have been paid will be returned to the employer. Distribution to a member of his elective contribution account which is not otherwise distributable on account of his separation from service, attainment of age 59-1/2, or hardship will be made only where no successor to the Plan is established.

    2.  Summary of Significant Accounting Policies

    Basis of Financial Statements - The financial statements of the Plan are maintained on the accrual basis and have been prepared in conformity with generally accepted accounting principles.

    Investment Valuation - The investment in common stock of Energen Corporation is stated at quoted market value as determined by the latest sales price thereof reported by the principal securities exchange on which the stock is traded on the last business day of the year. Purchases of securities are recorded on the trade dates. The investment in money market instruments represents the value of contributions made, adjusted for investment income, benefit payments, and administrative expenses. Investments in mutual funds are carried at the fair value of funds' shares, which is based upon the market value of the underlying investments. The cost of securities sold is determined at average cost. This method of determining gains and losses on the sales of investments is in accordance with generally accepted accounting principles, which differs from the current value method used in the preparation of the Plan's Form 5500.

    The Plan presents in the statement of changes in net assets the net appreciation (depreciation) in the fair value of its investments which consists of the realized gains and losses and the unrealized appreciation (depreciation) on those investments.

    3.  Income Tax Status - The Plan is exempt from federal income taxes under
    Section 501(a) of the Internal Revenue Code. The Plan obtained its latest determination letter on April 22, 1993, in which the Internal Revenue Service stated that the Plan, as then designed, was in compliance with the applicable requirements of the Internal Revenue Code. The Plan has been amended since receiving the determination letter. However, the Plan Administrator and the Plan's tax counsel believe that the Plan is currently designed and being operated in compliance with the applicable requirements of the Internal Revenue Code. Therefore, no provision for income taxes has been included in the Plan's financial statements.

    4.  Investments

    Investments at December 31, 1996 and 1995 are as follows:
                           1996                       1995
                    Market             Cost          Market        Cost
Energen Corp.
 common stock       $40,347,108   $26,296,438   $29,494,001   $22,997,501
Money market and
 guaranteed rate
 short-term
 investments        $ 7,336,491   $ 7,336,491   $ 7,398,204   $ 7,398,204
Mutual funds         22,197,048    17,567,797    16,587,437    13,742,402

                    $29,533,539   $24,904,288   $23,985,641   $21,140,606





The change in unrealized appreciation was $9,338,386 and $4,449,674 in 1996 and 1995, respectively.


The following is a summary of assets held in excess of 5% of the Plan's net assets at December 31:
                                       1996              1995
Energen Corporporation common stock  $40,347,108       $29,494,001
Vanguard Index 500 Portfolio         $ 7,336,491       $ 5,901,135
VMMR - Prime Portfolio               $ 7,966,920       $ 7,398,204
Vanguard Wellington Fund             $ 3,865,773       $ 2,993,129




The investments of the Plan at December 31, 1996 and 1995, as described in the accompanying Statements of Participants' Balances, are held by Vanguard Fiduciary Trust Company, under a trust agreement dated October 1, 1991.

5.Allocation of Net Assets Available for Plan Benefits
The allocation of net assets available for plan benefits to the Plan's separate investment program for the years ended December 31, 1996 and 1995 is as follows:

ENERGEN CORPORATION
EMPLOYEE SAVINGS PLAN
CONSOLIDATING STATEMENT OF PARTICIPANTS' BALANCES
FOR THE YEAR ENDED DECEMBER 31, 1996

                                                                                                  Vanguard
                                                                    Life Strategy   Vanguard       Morgan
                              Consolidated Elimination    Energen       Growth     Wellington      Growth
            ASSETS               Totals      Entries    Stock Fund    Portfolio       Fund          Fund
Energen Common Stock           $40,347,108              $40,347,108
Loans to Participants            4,213,494
Other Investments               29,533,539                               $406,749   $3,865,773    $3,386,813
Employer Contributions
    Receivable                     558,214                  558,214
Employee Contributions
    Receivable                     268,391                   26,752         5,407       34,490        28,738
Other Receivables                        0
Interest and Dividends
    Receivable                      29,256
Due from other funds                     0   ($125,398)      15,417           797       15,921        13,186
Cash Surrender Value-
    Life Insurance                  93,956

Total Assets                   $75,043,958   ($125,398) $40,947,491      $412,953   $3,916,184 $3,428,737

       LIABILITIES AND
    PARTICIPANTS' BALANCES

Due to Other Funds                      $0   ($125,398)
Participants' Balances          75,043,958              $40,947,491      $412,953   $3,916,184   $3,428,737

Total Liabilities and
    Participants' Balances     $75,043,958   ($125,398) $40,947,491      $412,953   $3,916,184   $3,428,737


ENERGEN CORPORATION
EMPLOYEE SAVINGS PLAN
CONSOLIDATING STATEMENT OF PARTICIPANTS' BALANCES
FOR THE YEAR ENDED DECEMBER 31, 1996
(CONT'D)

                                Vanguard                                            Vanguard      Vanguard
                              Fixed Income               Vanguard      Vanguard   Life Stra-     Life Stra-
                               Securities   VMMR Prime   Index 500   Index Small   tegy Income tegy
Conserv.
            ASSETS                Fund      Portfolio    Portfolio     Cap Port     Portfolio      Growth

Energen Common Stock
Loans to Participants
Other Investments                 $906,051  $7,336,491   $7,966,920      $268,088       $9,181     $356,043
Employer Contributions
    Receivable
Employee Contributions
    Receivable                      11,057      46,804       61,124         2,310           30         1,168
Other Receivables
Interest and Dividends
    Receivable
Due from other funds                 4,792      25,281       28,522           643                        916
Cash Surrender Value-
    Life Insurance

Total Assets                      $921,900  $7,408,576   $8,056,566      $271,041       $9,211     $358,127

       LIABILITIES AND
    PARTICIPANTS' BALANCES

Due to Other Funds
Participants' Balances            $921,900  $7,408,576   $8,056,566      $271,041       $9,211     $358,127

Total Liabilities and
    Participants' Balances        $921,900  $7,408,576   $8,056,566      $271,041       $9,211     $358,127



ENERGEN CORPORATION
EMPLOYEE SAVINGS PLAN
CONSOLIDATING STATEMENT OF PARTICIPANTS' BALANCES
FOR THE YEAR ENDED DECEMBER 31, 1996
(CONT'D)

                                Vanguard                 Vanguard      Vanguard
                              Intermediate             InternationalLife Strategy
                               Term. Corp.   Vanguard     Growth     Mod. Growth
            ASSETS              Portfolio   Windsor II   Portfolio    Portfolio     Loan Fund    Insurance

Energen Common Stock
Loans to Participants                                                               $4,213,494
Other Investments                  $34,551  $2,738,486   $2,090,623      $167,770
Employer Contributions
    Receivable
Employee Contributions
    Receivable                         408      26,652       20,202         3,249
Other Receivables
Interest and Dividends
    Receivable                                                                          29,256
Due from other funds                     6      10,439       $7,937         1,541
Cash Surrender Value-
    Life Insurance                                                                                   $93,956

Total Assets                       $34,965  $2,775,577   $2,118,762      $172,560   $4,242,750      $93,956

       LIABILITIES AND
    PARTICIPANTS' BALANCES

Due to Other Funds                                                                    $125,398
Participants' Balances             $34,965  $2,775,577   $2,118,762      $172,560    4,117,352      $93,956

Total Liabilities and
    Participants' Balances         $34,965  $2,775,577   $2,118,762      $172,560   $4,242,750      $93,956



ENERGEN CORPORATION
EMPLOYEE SAVINGS PLAN
CONSOLIDATING STATEMENT OF PARTICIPANTS' BALANCES
FOR THE YEAR ENDED DECEMBER 31, 1995

                                                                                                  Vanguard
                                                                    Life Strategy   Vanguard       Morgan
                              Consolidated Elimination    Energen       Growth     Wellington      Growth
                                 Totals      Entries    Stock Fund    Portfolio       Fund          Fund
            ASSETS

Energen Common Stock           $29,494,001              $29,494,001
Loans to Participants            3,681,119
Other Investments               23,985,641                               $255,949   $2,993,129    $2,521,219
Employer Contributions
    Receivable                     551,977                  551,977
Employee Contributions
    Receivable                     255,280                   28,816         2,192       33,038        25,945
Interest and Dividends
    Receivable                      24,220
Due from other funds                     0    (108,932)      15,224           327       14,677         9,544
Cash Surrender Value-
    Life Insurance                  87,204

Total Assets                   $58,079,442   ($108,932) $30,090,018      $258,468   $3,040,844   $2,556,708


       LIABILITIES AND
    PARTICIPANTS' BALANCES

Due to Other Funds                      $0   ($108,932)
Participants' Balances          58,079,442              $30,090,018      $258,468   $3,040,844   $2,556,708

Total Liabilities and
    Participants' Balances     $58,079,442   ($108,932) $30,090,018      $258,468   $3,040,844   $2,556,708


ENERGEN CORPORATION
EMPLOYEE SAVINGS PLAN
CONSOLIDATING STATEMENT OF PARTICIPANTS' BALANCES
FOR THE YEAR ENDED DECEMBER 31, 1995
(CONT'D)

                                Vanguard                                            Vanguard      Vanguard
                              Fixed Income               Vanguard      Vanguard   Life Stra-   Life Stra-
                               Securities   VMMR Prime   Index 500   Index Small   tegy Income tegy
Conserv.
                                  Fund      Portfolio    Portfolio     Cap Port     Portfolio      Growth
            ASSETS

Energen Common Stock
Loans to Participants
Other Investments                 $806,137  $7,398,204   $5,901,135      $132,236      $10,872     $291,810
Employer Contributions
    Receivable
Employee Contributions
    Receivable                      10,637      56,135       54,582         2,225            5           738
Interest and Dividends
    Receivable
Due from other funds                 4,063      26,916       22,454           707                        859
Cash Surrender Value-
    Life Insurance

Total Assets                      $820,837  $7,481,255   $5,978,171      $135,168      $10,877     $293,407


       LIABILITIES AND
    PARTICIPANTS' BALANCES

Due to Other Funds
Participants' Balances            $820,837  $7,481,255   $5,978,171      $135,168      $10,877     $293,407

Total Liabilities and
    Participants' Balances        $820,837  $7,481,255   $5,978,171      $135,168      $10,877     $293,407



ENERGEN CORPORATION
EMPLOYEE SAVINGS PLAN
CONSOLIDATING STATEMENT OF PARTICIPANTS' BALANCES
FOR THE YEAR ENDED DECEMBER 31, 1995
(CONT'D)

                                Vanguard                 Vanguard      Vanguard
                              Intermediate             InternationalLife Strategy
                               Term. Corp.   Vanguard     Growth     Mod. Growth
                                Portfolio   Windsor II   Portfolio    Portfolio     Loan Fund    Insurance
            ASSETS

Energen Common Stock
Loans to Participants                                                               $3,681,119
Other Investments                  $35,799  $1,846,881   $1,701,004       $91,266
Employer Contributions
    Receivable
Employee Contributions
    Receivable                          80      21,489       18,041         1,357
Interest and Dividends
    Receivable                                                                          24,220
Due from other funds                             6,983        6,703           475
Cash Surrender Value-
    Life Insurance                                                                                    87,204

Total Assets                       $35,879  $1,875,353   $1,725,748       $93,098   $3,705,339      $87,204


       LIABILITIES AND
    PARTICIPANTS' BALANCES

Due to Other Funds                                                                    $108,932
Participants' Balances             $35,879  $1,875,353   $1,725,748       $93,098    3,596,407      $87,204

Total Liabilities and
    Participants' Balances         $35,879  $1,875,353   $1,725,748       $93,098   $3,705,339      $87,204


6.Changes in Net Assets Available for Plan Benefits
The allocation of changes in net assets available for plan benefits to the Plan's separate investment programs for the years ended
December 31, 1996 and 1995 are as follows:

ENERGEN CORPORATION
EMPLOYEE SAVINGS PLAN
CONSOLIDATING STATEMENTS OF CHANGES IN PARTICIPANTS' BALANCES
FOR THE YEAR ENDED DECEMBER 31, 1996

                                                                                                  Vanguard
                                                                    Life Strategy   Vanguard       Morgan
                              Consolidated Elimination    Energen       Growth     Wellington      Growth
                                 Totals      Entries    Stock Fund    Portfolio       Fund          Fund
Additions

Employer Contributions          $3,000,871               $3,012,943
Employee Contributions           3,081,909                  328,190       $46,833     $404,434     $323,678
Interest and Divident Income     3,433,734                1,519,151        16,344      295,887      326,192
Net Realized gains
     on investments                279,044                   97,668         1,670       27,734        40,371
Net Increase (decrease) in
     unrealized appreciation
     of investments             10,244,314                8,135,589        28,503      208,461       256,580
Increase in Cash Surrender          14,078
Other Receipts                      71,962                   17,832         1,185          340        17,109
Transfers from other accounts            0 ($7,551,843)     699,948       136,750      509,878      419,056
Total Additions                 20,125,912  (7,551,843)  13,811,321       231,285    1,446,734    1,382,986

Deductions

Distributions to Participants    3,152,095                1,432,432         2,029      223,188       118,700
Insurance Premiums                   7,326
Fees and other Distributions         1,975
Transfers to Other accounts              0  (7,551,843)   1,521,416        74,771      348,206      392,257
Total Deductions                 3,161,396  (7,551,843)   2,953,848        76,800      571,394      510,957

Net Increase/(Decrease)         16,964,516           0   10,857,473       154,485      875,340      872,029

Participants' Balance BOY       58,079,442           0   30,090,018       258,468    3,040,844    2,556,708

Participants' Balances EOY     $75,043,958          $0  $40,947,491      $412,953   $3,916,184   $3,428,737



ENERGEN CORPORATION
EMPLOYEE SAVINGS PLAN
CONSOLIDATING STATEMENTS OF CHANGES IN PARTICIPANTS' BALANCES
FOR THE YEAR ENDED DECEMBER 31, 1996
(CONT'D)

                                Vanguard                                            Vanguard      Vanguard
                              Fixed Income               Vanguard      Vanguard    Life Stra-    Life Stra-
                               Securities   VMMR Prime   Index 500   Index Small   tegy Income tegy Conserv.
                                  Fund      Portfolio    Portfolio     Cap Port     Portfolio      Growth

Additions

Employer Contributions                                     ($12,548)
Employee Contributions            $123,542    $590,072      668,932       $31,119         $319      $11,147
Interest and Divident Income        73,304     373,366      169,902        18,713          688       19,840
Net Realized gains
     on investments                (12,811)                  63,880          (491)           1           341
Net Increase (decrease) in
     unrealized appreciation
     of investments                (44,056)               1,197,783        10,792           88        10,749
Increase in Cash Surrender
Other Receipts                                   1,937       16,847                                   16,161
Transfers from other accounts      170,688   1,719,876      776,953       166,402        3,247       44,147
Total Additions                    310,667   2,685,251    2,881,749       226,535        4,343       102,385

Deductions

Distributions to Participants       51,093     678,386      234,771         7,195                        613
Insurance Premiums
Fees and other Distributions                                                1,975
Transfers to Other accounts        158,511   2,079,544      568,583        81,492        6,009       37,052
Total Deductions                   209,604   2,757,930      803,354        90,662        6,009        37,665

Net Increase/(Decrease)            101,063     (72,679)   2,078,395       135,873       (1,666)      64,720

Participants' Balance BOY          820,837   7,481,255    5,978,171       135,168       10,877      293,407

Participants' Balances EOY        $921,900  $7,408,576   $8,056,566      $271,041       $9,211     $358,127



ENERGEN CORPORATION
EMPLOYEE SAVINGS PLAN
CONSOLIDATING STATEMENTS OF CHANGES IN PARTICIPANTS' BALANCES
FOR THE YEAR ENDED DECEMBER 31, 1996
(CONT'D)

                                Vanguard                 Vanguard      Vanguard
                              Intermediate             InternationalLife Strategy
                               Term. Corp.   Vanguard     Growth     Mod. Growth
                                Portfolio   Windsor II   Portfolio    Portfolio     Loan Fund    Insurance

Additions

Employer Contributions                            $476
Employee Contributions              $5,268     287,901     $231,715       $28,759
Interest and Divident Income         3,122     191,646       88,547         7,804     $329,228
Net Realized gains
     on investments                   (830)     34,141       27,162           208
Net Increase (decrease) in
     unrealized appreciation
     of investments                   (773)    284,984      148,944         6,670
Increase in Cash Surrender                                                                           $14,078
Other Receipts                                     412          139                          0
Transfers from other accounts       49,090     485,704      318,499        68,313    1,983,292
Total Additions                     55,877   1,285,264      815,006       111,754    2,312,520        14,078

Deductions

Distributions to Participants       17,297     134,855      138,143        14,527       98,866
Insurance Premiums                                                                                     7,326
Fees and other Distributions
Transfers to Other accounts         39,494     250,185      283,849        17,765    1,692,709
Total Deductions                    56,791     385,040      421,992        32,292    1,791,575         7,326

Net Increase/(Decrease)               (914)    900,224      393,014        79,462      520,945         6,752

Participants' Balance BOY           35,879   1,875,353    1,725,748        93,098    3,596,407       87,204

Participants' Balances EOY         $34,965  $2,775,577   $2,118,762      $172,560   $4,117,352      $93,956



ENERGEN CORPORATION
EMPLOYEE SAVINGS PLAN
CONSOLIDATING STATEMENTS OF CHANGES IN PARTICIPANTS' BALANCES
FOR THE YEAR ENDED DECEMBER 31, 1995

                                                                                                  Vanguard
                                                                    Life Strategy   Vanguard       Morgan
                              Consolidated Elimination    Energen       Growth     Wellington      Growth
                                 Totals      Entries    Stock Fund    Portfolio       Fund          Fund
Additions

Employer Contributions          $2,969,517               $2,969,517
Employee Contributions           3,120,720                  370,781       $22,777     $414,546     $277,081
Interest and Divident Income     2,784,352                1,390,600         8,889      143,636      214,271
Net appreciation in fair
     value of investments        5,767,839                2,665,227        36,516      540,993       412,164
Decrease in cash surrender          (8,269)
Other Receipts                      34,440                    1,888                      4,585           731
Transfers from other accounts            0  (7,814,719)     441,022       217,196      483,672      377,608

Total Additions                 14,668,599  (7,814,719)   7,839,035       285,378    1,587,432    1,281,855

Deductions

Distributions to Participants    3,589,138                1,263,521        12,708      158,836       127,313
Insurance Premiums                  11,260
Fees and other Distributions         1,700
Transfers to Other accounts              0  (7,814,719)   2,979,551        15,125      298,690      303,201

Total Deductions                 3,602,098  (7,814,719)   4,243,072        27,833      457,526      430,514

Net Increase/(Decrease)         11,066,501           0    3,595,963       257,545    1,129,906      851,341

Participants' Balance BOY       47,012,941           0   26,494,055           923    1,910,938    1,705,367

Participants' Balances EOY     $58,079,442          $0  $30,090,018      $258,468   $3,040,844   $2,556,708


ENERGEN CORPORATION
EMPLOYEE SAVINGS PLAN
CONSOLIDATING STATEMENTS OF CHANGES IN PARTICIPANTS' BALANCES
FOR THE YEAR ENDED DECEMBER 31, 1995
(CONT'D)

                                Vanguard                                            Vanguard      Vanguard
                              Fixed Income               Vanguard      Vanguard    Life Stra-    Life Stra-
                               Securities   VMMR Prime   Index 500   Index Small   tegy Income tegy Conserv.
                                  Fund      Portfolio    Portfolio     Cap Port     Portfolio      Growth

Additions

Employer Contributions
Employee Contributions            $134,055    $714,905     $640,539        13,730         $407       $8,693
Interest and Divident Income        46,982     402,797      133,707        $4,933          246       10,616
Net appreciation in fair
     value of investments          106,456                1,399,332         9,891          224        15,963
Decrease in cash surrender
Other Receipts                       2,284      18,184        2,949
Transfers from other accounts      155,620   2,098,106      968,102       159,198       10,000      258,408

Total Additions                    445,397   3,233,992    3,144,629       187,752       10,877       293,680

Deductions

Distributions to Participants       28,765   1,101,530      378,292        31,963
Insurance Premiums
Fees and other Distributions                                                1,700
Transfers to Other accounts        102,895   1,346,353      670,680        19,021                        273

Total Deductions                   131,660   2,447,883    1,048,972        52,684            0           273

Net Increase/(Decrease)            313,737     786,109    2,095,657       135,068       10,877      293,407

Participants' Balance BOY          507,100   6,695,146    3,882,514           100            0             0

Participants' Balances EOY        $820,837  $7,481,255   $5,978,171      $135,168      $10,877     $293,407


ENERGEN CORPORATION
EMPLOYEE SAVINGS PLAN
CONSOLIDATING STATEMENTS OF CHANGES IN PARTICIPANTS' BALANCES
FOR THE YEAR ENDED DECEMBER 31, 1995
(CONT'D)

                                Vanguard                 Vanguard      Vanguard
                              Intermediate             InternationalLife Strategy
                               Term. Corp.   Vanguard     Growth     Mod. Growth
                                Portfolio   Windsor II   Portfolio    Portfolio     Loan Fund    Insurance

Additions

Employer Contributions
Employee Contributions              $4,598    $252,357     $247,701       $18,550
Interest and Divident Income           622     109,543       45,194         3,679     $268,637
Net appreciation in fair
     value of investments              921     388,497      172,422        19,233
Decrease in cash surrender                                                                           ($8,269)
Other Receipts                                   3,242          577                          0
Transfers from other accounts       45,625     370,278      317,422       174,499    1,737,963

Total Additions                     51,766   1,123,917      783,316       215,961    2,006,600        (8,269)

Deductions

Distributions to Participants                  216,835       52,751       123,152       93,472
Insurance Premiums                                                                                    11,260
Fees and other Distributions
Transfers to Other accounts         15,902     194,829      372,247           104    1,495,848

Total Deductions                    15,902     411,664      424,998       123,256    1,589,320        11,260

Net Increase/(Decrease)             35,864     712,253      358,318        92,705      417,280      (19,529)

Participants' Balance BOY               15   1,163,100    1,367,430           393    3,179,127      106,733

Participants' Balances EOY         $35,879  $1,875,353   $1,725,748       $93,098   $3,596,407      $87,204


Supplemental Schedules

Energen Corporation Employee Savings Plan
Item 27a - Schedule of Assets Held for Investment Purposes as of December 31, 1996

                           c. Description of
   b. Identity of          Investment Including
   Issuer, Borrower,       Maturity Date, Rate of
   Lessor, or Similar      Interest, Collateral,                e. Current
a. Party                   Par, or Maturity Value d. Cost       Value

*  Energen Corporation         Common stock       $26,296,438    $40,347,108
*  W.L. Morgan Growth Fund     Mutual fund          2,917,493      3,386,813
*  Vanguard Index 500
     Portfolio                 Mutual fund          5,433,050      7,966,920
*  VMMR-Prime Portfolio        Money market fund    7,336,491     7,336,491
*  Wellington Fund             Mutual fund          3,242,010      3,865,773
*  VFISF-Corporate Bond Fund   Mutual fund            907,441        906,051
*  Windsor II Fund             Mutual fund          2,208,030      2,738,486
*  International Growth Fund   Mutual fund          1,723,515      2,090,623
*  Life Strategy Growth
    Portfolio                  Mutual fund            349,985        406,749
*  Vanguard Index Small Cap
    Portfolio                  Mutual fund             53,694        268,088
*  Life Strategy Income
    Portfolio                  Mutual fund              8,994         9,181
*  Life Strategy
    Conservative Growth        Mutual fund            332,111       356,043
*  Intermediate-Term
    Corporate Bond             Mutual fund             34,811        34,551
*  Life Strategy Moderate
    Growth                     Mutual fund            156,663       167,770
*  Loan Fund (participant
    loans)                     7% to 10%                    0     4,213,494
   Cash surrender value
      of life insurance                                93,956        93,956

                                                  $51,294,682   $74,188,097

* Represents party-in-interest

Energen Corporation Employee Savings Plan
Item 27d - Schedule of Reportable Transactions for the year ended December 31, 1996


I.Single transactions exceeding 5% of assets.

NONE


II.Series of transactions involving property other than securities.

Schedule attached.

NOTE: Information required in Columns e, f, and h is inapplicable.


III.Series of transactions of same issue exceeding 5% of assets.

Schedule attached.

NOTE: Information required in Columns e, f, and h is inapplicable.


IV.Transaction in conjunction with same person involved in reportable single transactions.

NONE

Energen Corporation Employee Savings Plan
Item 27d - Schedule of Reportable Transactions for the year ended December 31, 1996

a.Identity  b.Description   c.Purchases       d.Sales      g.Cost    i.Net
  Of Party     Of Asset     Price   Number  Price   Number   of      Gain
  Involved                                                  Asset   (Loss)

Energen
Corp.       Common stock  $5,574,292   96  $2,941,034  167 $2,265,651 $675,383

VMMR Prime
Portfolio   Money market  $2,673,714  181  $2,757,930  184 $2,757,930 $0

                                13